[LETTERHEAD]

July 30, 2008

Mr. William Thompson
Accounting Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Art Design, Inc. (the Company)
Form 10-KSB for the Year Ended December 31, 2007
File Number: 0-52690

Dear Mr. Thompson;

This is in response to your July 21, 2008 comment to the Company. Please be advised that the Company has performed its assessment of internal control over financial reporting as of December 31, 2007. The Company has provided clarifying language in its amended Form 10-KSB to discuss this matter.

As requested in your comment letter, we have been authorized by the Company to state that the Company acknowledges the following:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David Wagner
David Wagner